# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: WhiteFiber, Inc., CIK 0002042022
CUSIP: G96115103
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 31 Hudson Yards, Floor 11, Suite 30, New York, New York (NY), 10001
Date of event which requires filing of this statement: 08/08/2025
Filed by CIK 0001710350
Persons authorized to receive notices and communications: Sam Tabar, 31 Hudson Yards, Floor 11, Suite 30, New York, New York (NY), 10001, 646-801-0779

## Reporting persons
- Bit Digital, Inc. (CIK 0001710350): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 27,043,750; shared voting power 0; sole dispositive power 27,043,750; shared dispositive power 0; aggregate amount beneficially owned 27,043,750 (74.3% of the class)
  Comment: Upon the completion of the initial public offering (the "IPO") of WhiteFiber, Inc., a Cayman Islands exempted company ("WhiteFiber"), Bit Digital, Inc., a Cayman Islands exempted company ("Bit Digital") and the parent company of WhiteFiber, acquired approximately 74.3% of WhiteFiber's issued and outstanding Ordinary Shares. Bit Digital holds approximately 74.3% of the total voting power of WhiteFiber's issued and outstanding Ordinary Shares immediately after the consummation of the IPO (assuming no exercise of the over-allotment option by the underwriters of the IPO).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: WhiteFiber, Inc.
Address of issuer's principal executive offices: 31 Hudson Yards, Floor 11, Suite 30, New York, New York (NY), 10001

## Item 2. Identity and Background
Name of person filing: Bit Digital, Inc.
Residence or business address: 31 Hudson Yards, Floor 11, Suite 30, New York, NY, 10001
Present principal occupation or employment: Bit Digital, Inc. is a holding company that is primarily engaged in the digital asset mining business, high performance computing ("HPC") business and Ethereum staking activities through its wholly owned subsidiaries.
Criminal convictions in the last five years: No criminal proceedings.
Civil proceedings (securities laws) in the last five years: No civil proceedings.
Citizenship: Cayman Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: WhiteFiber entered into a Contribution Agreement (the "Contribution Agreement") with Bit Digital, pursuant to which Bit Digital contributed its HPC business through the transfer of 100% of the capital shares of its cloud services subsidiary, WhiteFiber AI, Inc. and its wholly-owned subsidiaries WhiteFiber HPC, Inc. and WhiteFiber Iceland, ehf, to WhiteFiber, prior to the consummation of the IPO. In connection with the Contribution Agreement, WhiteFiber issued 27,043,750 Ordinary Shares to Bit Digital, such that Bit Digital holds approximately 74.3% of WhiteFiber's issued and outstanding Ordinary Shares upon the consummation of the IPO.

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose of the reporting person's acquisition of the Ordinary Shares in the IPO described in Item 3 above was related to the Contribution Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 27,043,750 shares (74.3% of class)
Number of shares as to which each person has sole or shared power to vote or dispose: 27,043,750 shares
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
WhiteFiber entered into a Contribution Agreement (the "Contribution Agreement") with Bit Digital, pursuant to which Bit Digital contributed its HPC business through the transfer of 100% of the capital shares of its cloud services subsidiary, WhiteFiber AI, Inc. and its wholly-owned subsidiaries WhiteFiber HPC, Inc. and WhiteFiber Iceland, ehf, to WhiteFiber, prior to the consummation of the IPO. In connection with the Contribution Agreement, WhiteFiber issued 27,043,750 Ordinary Shares to Bit Digital, such that Bit Digital holds approximately 74.3% of WhiteFiber's issued and outstanding Ordinary Shares upon the consummation of the IPO.

The Contribution Agreement was filed as Exhibit 2.1 to Amendment No. 3 to WhiteFiber's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 1, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Bit Digital, Inc.: /s/ Sam Tabar, Sam Tabar/Chief Executive Officer (08/08/2025)